Exhibit 99.4

KUKE MUSIC HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: KUKE)

Form of Proxy for Annual General Meeting

to be held on September 20, 2024

(or any adjourned meeting thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors of Kuke Music Holding Limited, a Cayman Islands company (the “Company”), of proxies for the annual general meeting of the Company (the “AGM”) to be held at 10:30 a.m. (or after the Class B Meeting, as defined in the accompanying Notice of Annual General Meeting (the “AGM Notice”), whichever is later) on September 20, 2024 (Beijing time), and at any adjournment(s) thereof, for the purposes set forth in the accompanying AGM Notice.

The board of directors of the Company has fixed the close of business on August 26, 2024 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. Only holders of record of the Company’s ordinary shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the AGM and any adjournment thereof. Holders of the Company’s American depositary shares (the “ADSs”) representing the Company’s Class A ordinary shares are not entitled to attend or vote at the AGM. Instead, holders of record of ADSs at the close of business on the Record Date who wish to exercise their voting rights for the underlying ordinary shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

In respect of the matters requiring shareholders’ vote at the AGM, each holder of the Company’s Class A ordinary shares is entitled to one vote per share, and each holder of the Company’s Class B ordinary shares is entitled to ten votes per share. The quorum of the AGM consists of one or more shareholder(s) present in person or by proxy or by duly authorized corporate representative where such shareholder is a corporation, together holding or representing not less than one-third of the voting power of the issued and outstanding ordinary shares of the Company entitled to vote at the AGM. This form of proxy and the accompanying AGM Notice will be first sent to the shareholders of the Company on or about August 26, 2024.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the AGM or at any adjournment thereof, or (ii) by voting in person at the AGM.

To be valid, this form of proxy must be completed, signed and returned to the Company by email to ir@kuke.com as soon as possible so that it is received by the Company no later than 48 hours before the time appointed for the holding of the AGM.

KUKE MUSIC HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: KUKE)

Form of Proxy for Annual General Meeting

to be held on September 20, 2024

(or any adjourned meeting thereof)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of(Note 1) _____________________ Class A ordinary shares, par value US$0.001 per share, and _____________________ Class B ordinary shares, par value US$0.001 per share, of Kuke Music Holding Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 2) or ___________________ of _______________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

1	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

as an ordinary resolution, THAT the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each, comprising of 41,718,902 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and 8,281,098 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, comprising of 4,961,500,000 Class A ordinary shares of a par value of US$0.001 each and 38,500,000 Class B ordinary shares of a par value of US$0.001 each by creation of 4,919,781,098 Class A Ordinary Shares and 30,218,902 Class

B Ordinary Shares;

2.

as a special resolution, THAT subject to (i) the passing of ordinary resolution no.1 above, and (ii) the passing of the special resolution at the class meeting of holders of Class B Ordinary Shares convened on the same date and prior to this AGM (the “Class B Meeting”) approving an amendment of the voting rights attached to each Class B Ordinary Share from ten (10) votes to fifty (50) votes for each Class B Ordinary Share:

(a)   the proposed amendments to the existing second amended and restated memorandum of association and articles of association of the Company (the “Proposed Amendments”), the details of which are set out in Annex I to the AGM Notice, be and are hereby approved;

(b)   the third amended and restated memorandum of association and articles of association of the Company (the “New M&A”) in the form set out in Annex II to the AGM Notice be and are hereby approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum of association and articles of association of the Company with effect from the close of the AGM; and

(c)   any director and officer of the Company be and is hereby authorized to do all things necessary to effect and record the Proposed Amendments and the adoption of the New M&A.

Dated _______________, 2024	Signature(s)(Note 4) ____________________

3	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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